As filed with the Securities and Exchange Commission on July 13, 2009

SEC File No. 812- ______ UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of FactorETF Trust

     APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

Please send all communications to:

Michael D. Mabry
Fabio Battaglia, III
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Phone: (215) 564-8000
Fax: (215) 564-8120

TABLE OF CONTENTS
I.	Summary of Application			1
	A.	Request for Order		1
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and
		Exchange Commission		4
II.	Background			4
	A.	Brief Overview of FactorETF Trust		4
	B.	Applicant’s Proposal		5
	C.	The Trust		7
	D.	The Adviser		7
	E.	The Distributor		8
	F.	Administrator/Custodian/Transfer Agent/Index Receipt Agent		8
	G.	The Underlying Indexes		8
		1.	Description	8
		2.	Long/Short Index Methodology	11
	H.	Capital Structure and Voting Rights; Book-Entry of ETS		12
	I.	Investment Objectives and Principal Investment Strategies		12
		1.	Summary	12
		2.	General	19
		3.	The Portfolio Investment Methodology	20
		4.	Description of Investment Techniques	22
	J.	Exchange Listing of the ETS		25
	K.	Sales of ETS		25
		1.	General	25
		2.	Placement of Purchase Orders	28
		3.	Payment Requirements	29
		4.	Placement of Creation Unit Purchase Orders	35
		5.	Rejection of Purchase Orders for Creation Units of ETS	35
	L.	Pricing of ETS		36
	M.	Redemption		37
	N.	Dividend Reinvestment Service		41
	O.	Shareholder Transaction and Distribution Expenses		41

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	P.	Shareholder Reports		41
	Q.	Sales and Marketing Materials		42
	R.	Availability of Information Regarding Funds, Underlying Indexes and ETS		42
		1.	General	42
		2.	IIV	46
		3.	Underlying Index Value	48
		4.	Additional Information and Data	48
	S.	Procedure by Which ETS Will Reach Investors		49
		1.	Categories of Interested Investors	49
		2.	The Prospectus	51
III.	In Support of the Application			55
	A.	Summary of the Application		55
	B.	Market-Basket Products		59
	C.	ETS as a Market-Basket Alternative		60
	D.	Leverage and Portfolio Management Techniques Available Through ETS		60
IV.	Request for Relief			61
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		61
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		63
	C.	Exemption from the Provisions of Section 22(e)		67
	D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)		72
	E.	Exemption from the Provisions of Section 12(d)(1) of the 1940 Act		76
		1.	Section 12(d)(1)(A) and (B) and the Need for Relief for Acquiring
			Funds Pursuant to Section 12(d)(1)(J)	76
		2.	Concerns Underlying Section 12(d)(1)	77
		3.	Conditions and Disclosure	83
V.	Express Conditions to this Application			83
VI.	Name and Address			90
	ii

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

FactorETF Trust 635 Westfield Avenue Elizabeth, New Jersey 07208
File No. 812-

I. SUMMARY OF APPLICATION

A. Request for Order

     In this application (the “Application”), the undersigned applicant (the “Applicant”) applies for and requests an order under section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act, under sections 6(c) and 17(b) of the 1940 Act for an exemption from sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under section 12(d)(1)(J) of the 1940 Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Order”).1 The requested Order would permit, among other things:

1 The existing entities that intend to rely on the requested Order are the Trust and Factor Advisors, LLC. Factor Advisors, LLC is a Delaware limited liability company that will register as an investment adviser under section 203 of the Investment Advisers Act of 1940. Factor Advisors, LLC intends to join this Application as an applicant by subsequent amendment.

1.	shares of certain series of the FactorETF Trust (the “Trust”) to trade on a national securities exchange, as defined in section 2(a)(26) of the 1940 Act (each, an “Exchange”) such as the Nasdaq Stock Market, Inc. (“Nasdaq”) and the New York Stock Exchange (“NYSE”), including NYSE Arca, at negotiated market prices rather than at net asset value (“NAV”);
2.	such series’ shares to be redeemable in large aggregations only;
3.	certain Funds (as defined below) based, in whole or in part, on foreign equity securities indexes to pay redemption proceeds more than seven days after exchange-traded shares (“ETS”) are tendered for redemption;
4.	certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment companies shares;
5.	registered open-end management investment companies and unit investment trusts that are not advised or sponsored by Factor Advisors, LLC (the “Adviser”) or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds (“Acquiring Management Companies” and “Acquiring Trusts”, respectively, and collectively, “Acquiring Funds”), to acquire ETS beyond the limits of section 12(d)(1)(A) of the 1940 Act; and
6.	certain Funds and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell ETS to Acquiring

Management Companies and Acquiring Trusts beyond the limits of section 12(d)(1)(B) of the 1940 Act.

More generally, the Order would permit Applicant to operate certain exchange-traded funds (“ETFs”).

     Applicant believes that (i) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below), and the proposed transactions are consistent with the general purposes of the 1940 Act, and (iii) with respect to the relief requested under section 12(d)(1)(J) of the 1940 Act, the requested exemption is consistent with the public interest and the protection of investors. The relief requested by Applicant with respect to sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and rule 22c-1 thereunder will be referred to herein as “ETF Relief,” the relief requested with respect to sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the 1940 Act will be referred to herein as “Section 12(d)(1) Relief” and ETF Relief and Section 12(d)(1) Relief collectively will be referred to herein as “Relief”.

     No form having been specifically prescribed for this Application, Applicant proceeds under rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).

B. Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

     The Relief requested in this Application is similar to the relief granted by the Commission to open-end management companies (collectively, the “Prior ETFs”) pursuant to their respective applications for exemptive relief.2 The term “Prior Orders” is used herein when referring to orders granting such exemptive relief.

II. BACKGROUND

A. Brief Overview of FactorETF Trust

     Applicant intends to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company that is authorized to offer an unlimited number of series (each, a “Fund”).

     Each Fund will have a distinct investment objective. Each Fund, on a daily basis, will seek to achieve, before fees, expenses and transaction costs, the daily performance of a particular index. These indexes include: (i) domestic equity, foreign equity or fixed income

2 With respect to the ETF Relief, see In the Matter of Rafferty Asset Management, LLC and Direxion Shares ETF Trust, Investment Company Act Rel. Nos. 28379 (Sep. 12, 2008)(notice) and 28434 (Oct. 6, 2008)(order); In the Matter of ProShares Trust, et al., Investment Company Act Rel. Nos. 27323 (May 18, 2006)(notice) and 27394 (June 13, 2006)(order), as subsequently amended by ProShares Trust, et al., Investment Company Act Release Nos. 27323 (May 18, 2006)(notice) and 27394 (June 13, 2006)(order), further amended by ProShares Trust, et al., Investment Company Act Release Nos. 27609 (Dec. 22, 2006)(notice) and 27666 (Jan. 18, 2007)(order), further amended by ProShares Trust, et al., Investment Company Act Release Nos. 27975 (Sep. 21, 2007)(notice) and 28014(Oct. 17, 2007) (order), further amended by ProShares Trust, et al., Investment Company Act Release Nos. 28696 (Apr. 14, 2009)(notice) and 28724 (May 12, 2009)(order); In the Matter of Rydex ETF Trust, et al, Investment Company Act Rel. Nos. 25948 (Feb, 23, 2003)(notice) and 25970 (Mar. 23, 2003)(order). With respect to the Section 12(d)(1) Relief, see In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Rel. Nos. 28723 (May 11, 2009)(notice) and 28752 (June 1, 2009)(order); In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Rel. Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009)(order).

securities indexes (respectively, an “Underlying Long-Only Domestic Index,” “Underlying Long-Only Foreign Index,” or “Underlying Long-Only Fixed Income Index,” and together, the “Underlying Long-Only Indexes”); and (ii) long/short domestic equity, long/short foreign equity, long/short fixed income and long/short hybrid indexes (respectively, an “Underlying Long/Short Domestic Index,” “Underlying Long/Short Foreign Index,” “Underlying Long/Short Fixed Income Index,” or “Underlying Long/Short Hybrid Index,” and together, the “Underlying Long/Short Indexes”). Funds based on Underlying Long-Only Domestic Indexes are “Long-Only Domestic Funds.” Funds based on Underlying Long-Only Foreign Indexes are “Long-Only Foreign Funds.” Funds based on Underlying Long-Only Fixed Income Indexes are “Long-Only Fixed Income Funds.” Funds based on Underlying Long-Only Indexes are “Long-Only Funds.” Funds based on Underlying Long/Short Domestic Indexes are “Long/Short Domestic Funds.” Funds based on Underlying Long/Short Foreign Indexes are “Long/Short Foreign Funds.” Funds based on Underlying Long/Short Fixed Income Indexes are “Long/Short Fixed Income Funds.” Funds based on Underlying Long/Short Hybrid Indexes are “Long/Short Hybrid Funds.” Funds based on Underlying Long/Short Indexes are “Long/Short Funds.” Long-Only Foreign Funds and Long/Short Funds, collectively, are “Foreign Funds.” Exhibit A identifies the Underlying Indexes of the Initial Funds (as defined below).

B. Applicant’s Proposal

     Each Fund will issue, on a continuous offering basis, its ETS to be listed and traded on an Exchange. The Trust will issue, with respect to each Fund on a continuous offering basis, large blocks of ETS (“Creation Units”) of approximately 25,000 to 100,000 ETS, as will be stated in the relevant Fund’s prospectus (“Prospectus”), as contained in the Trust’s registration statement to be on Form N-1A (“Registration Statement”). The size of such Creation Units will be determined by the Adviser, based in part on the estimated initial trading price per ETS of the Fund, its Underlying Index and anticipated audience. Applicant expects that the initial offering price of a Creation Unit will be a minimum of $1 million.3 The initial trading price per ETS of each Fund will fall in the range of $25 to $250. Individual ETS will be listed and traded on an Exchange, but they will not be individually redeemable; only ETS combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange. Applicant intends that the initial NAV of the ETS will be established at a level convenient for trading purposes.4 Purchases and redemptions of Creation Units of the Funds, with the exception of Long/Short Funds, will generally be made by means of an in-kind tender (“In-Kind Payment”) of specified securities, with any cash portion of the purchase price and redemption proceeds (“Balancing Amount”) to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize, to the extent possible, each Fund’s need to liquidate portfolio securities to meet redemptions and to use cash to acquire portfolio securities in connection with purchases of ETS. It should therefore permit closer correlation with, and tracking of, the relevant Underlying Index. Because the Long/Short Funds will typically hold instruments other than securities, purchases and redemptions of Creation Units will typically be transacted in cash.

3 The Creation Unit size stated in a Prospectus may be changed, from time to time, if the individual ETS price of such Fund increases or decreases to such an extent that the Creation Unit price becomes unappealing to investors or arbitrageurs.

4 Applicant believes that a convenient trading range will be between $25 and $250 per ETS, and the Trust reserves the right (but is not obligated) to declare a stock split, or a reverse stock split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per ETS.

     Applicant believes that the ETS must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting the specified Creation Units for redemption. Applicant believes that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, including overhead costs such as custodial, transaction and fund accounting costs.

C. The Trust

     As discussed above, the Trust is a Delaware statutory trust, which is registered under the 1940 Act as an open-end management investment company. The Trust is authorized to offer an unlimited number of series (i.e., Funds) and shares (i.e., ETS).

     The Trust will offer and sell ETS pursuant to a Registration Statement to be filed at a later date. The Funds listed in Exhibit A are the “Initial Funds.” All Initial Funds are included in the defined term “Funds.”

     Applicant may offer, and seeks relief herein to offer, additional Funds in the future (“Future Funds,” included in the defined term “Funds”). Any Future Fund that relies on the requested Order will comply with the terms and conditions of the Application.

D. The Adviser

     The Adviser is a Delaware limited liability company, with its principal office in Elizabeth, New Jersey. Each Initial Fund will be advised by the Adviser. The Adviser will also serve as the investment adviser to any Future Fund. The Adviser will register as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may enter into sub-advisory agreements with additional investment advisers to act as sub-advisers with respect to the Trust and any of the Funds. The Adviser is not an

affiliated person (within the meaning of section 2(a)(3) of the 1940 Act) of the Exchange on which ETS will be listed. Any sub-adviser to the Trust or a Fund will be registered under the Advisers Act and will not be an affiliated person (within the meaning of section 2(a)(3) of the 1940 Act) of the Exchange on which ETS will be listed.

E. The Distributor

     A broker-dealer registered under the Exchange Act will act as the distributor and principal underwriter of the Creation Units of ETS (the “Distributor”). The Distributor will distribute ETS on an agency basis. The Distributor will not be affiliated with any Exchange on which ETS will be listed. The Distributor will be identified as such in the Prospectus.

F. Administrator/Custodian/Transfer Agent/Index Receipt Agent

     The Trust may appoint the Adviser or other service providers to act as an administrator, custodian (“Custodian”), transfer agent (“Transfer Agent”) and index receipt agent (“Index Receipt Agent”). The Index Receipt Agent will be responsible for transmitting the list of Deposit Securities (as defined below) to the National Securities Clearing Corporation (“NSCC”) and for the processing, clearance and settlement of purchase and redemption orders through the facilities of the Depository Trust Company (”DTC”) and NSCC on behalf of the Trust. The Index Receipt Agent will also be responsible for the coordination and transmission of files and purchase and redemption orders between the Distributor and NSCC.

G. The Underlying Indexes

1. Description

The Underlying Index for each Initial Fund is briefly described in Exhibit A.  Each Underlying Domestic Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets.5 Each Underlying Foreign Index is comprised of foreign equity securities. Each Underlying Fixed Income Index is comprised of domestic or foreign fixed income securities.

     Each Long/Short Index is designed to reflect a certain fixed multiple of the daily return of a “100/100 Index” (as described below). A 100/100 Index is constructed by adding 100% of the long exposure of one market segment (the “long sub-index”) to 100% of the short (or inverse) exposure of another market segment (the “short sub-index”). Each Long/Short Domestic Index is created by applying a fixed multiplier (as described below) to a corresponding 100/100 Index that consists of (i) a “long” sub-index, which provides exposure to a certain domestic equity segment (e.g., an index of domestic small capitalization stocks), and (ii) a “short” sub-index that provides inverse exposure to a second domestic equity segment (e.g., an index of domestic large capitalization stocks). Each Long/Short Foreign Index is created by applying a fixed multiplier (as described below) to a corresponding 100/100 Index that consists of (i) a “long” sub-index, which provides exposure to a certain foreign equity segment (e.g., an index of foreign small capitalization stocks), and (ii) a “short” sub-index that provides inverse exposure to a second foreign equity segment (e.g., an index of foreign large capitalization stocks). Each Long/Short Fixed Income Index is created by applying a fixed multiplier (as

5 Applicant understands that certain Underlying Long-Only Domestic and Long-Short Domestic Indexes may include securities issued by one or more non-domestic issuers, if the relevant Underlying Index Provider believes it would be appropriate. The securities issued by these non-domestic issuers will be shares registered for trading in U.S. markets, such as American Depositary Receipts (“ADRs”) and similar depositary receipt arrangements (collectively, “Depositary Receipts”), ordinary shares and New York Shares. A Long-Only Domestic and Long-Short Domestic Fund will only hold ADRs to the extent they are listed on an Exchange, including Nasdaq. A Long-Only Domestic and Long-Short Domestic Fund will only invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored. Neither the Adviser, any sub-adviser, nor any of their affiliated persons will serve as a depository bank for any Depositary Receipts held by a Fund. For a discussion of the Funds’ potential investments in Depositary Receipts, see below at pages 14 to 17.

described below) to a corresponding 100/100 Index that consists of (i) a “long” sub-index, which provides exposure to a certain fixed income segment (e.g., an index of low duration domestic government bonds), and (ii) a “short” sub-index that provides inverse exposure to a second fixed income segment (e.g., an index of high duration domestic government bonds). Each Long/Short Hybrid Index is created by applying a fixed multiplier (as described below) to a corresponding 100/100 Index that consists of (i) a “long” sub-index, which provides exposure to a certain domestic equity, foreign equity or fixed income segment (e.g., an index of domestic large capitalization stocks), and (ii) a “short” sub-index that provides inverse exposure to a second domestic equity, foreign equity or fixed income segment (e.g., an index of intermediate term domestic government bonds).

     The daily performance of a Long/Short Index is equivalent to 50%, 100%, 150%, 200% or 300% (“the fixed multiplier”) of the daily return of a corresponding 100/100 Index. As with Long-Only Indexes, Long/Short Indexes will have a well-developed, fully specified methodology, and be created and operated by a third-party Underlying Index Provider that is not affiliated with the Adviser.

     An entity that creates, compiles, sponsors or maintains an Underlying Index (each, an “Underlying Index Provider”) is not and will not be an affiliated person, as defined in section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Distributor, the Adviser, or any sub-adviser or promoter of any Fund. An Underlying Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Underlying Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities, in advance of a public announcement of such changes by the Underlying Index Provider.

     The Adviser represents that any necessary licensing arrangements with the Underlying Index Provider to offer the ETS, to the extent such licensing arrangements are legally required, have already been entered into or will be in effect at the time the relevant Fund issues its first Creation Unit and secondary market trading of such ETS commences.

2. Long/Short Index Methodology

     For periods of performance longer than one day (the “multi-day performance”), each Long/Short Index will reflect the effects of combining the daily returns of the 100/100 Index over time (“the compounding effect”). Also known as a “time-weighted rate of return,” this calculation methodology adheres to industry standards that specify the “geometric linking” of periodic returns.6 In addition, the methodology reflects the effect of the fixed multiplier applied to the daily return of the 100/100 Index (“the leverage effect”). This results in a comprehensive index that adheres to a conventional “time-weighted total-rate-of-return” methodology. By directly accounting for the compounding and leverage effects through time, a Long/Short Index will best approximate single day or multi-day performance as experienced by Fund shareholders, before fees, expenses and tracking error. This index methodology will be fully disclosed in the Prospectus, which will include a clear representation that multi-day performance for Long/Short Funds described therein will not simply equate to the product of the fixed multiplier and the 100/100 Index return over a multi-day period.

6 See AIMR Performance Presentation Standards (AIMR-PPS®), 2001, http://www.cfainstitute.org/centre/codes/gips/pdf/redraft_AIMR-PPS.pdf.

H. Capital Structure and Voting Rights; Book-Entry of ETS

     Each Fund will have one class of shares, i.e., ETS. Each ETS-holder of the Trust (“shareholders”) will have one vote per ETS with respect to matters regarding the Trust, or the respective Fund, for which a shareholder vote is required under the 1940 Act, the rules promulgated thereunder, or relevant state law.

     ETS will be registered in book-entry form only and Funds will not issue individual share certificates. No beneficial owner of ETS (referred to herein as “Beneficial Owners”) shall have the right to receive a certificate representing such ETS. DTC, a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding ETS. Beneficial ownership of ETS will be shown on the records of the DTC or DTC participants (e.g., broker-dealers, banks, trust companies, and other financial institutions) (“DTC Participants”). All references herein to rights of Beneficial Owners or shareholders of ETS shall reflect the rights of such persons, as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

I. Investment Objectives and Principal Investment Strategies

1. Summary

As described below, all of the Funds are index funds employing the same types of investment strategies as conventional and leveraged index funds. The Funds will operate and be administered in a manner similar to Prior ETFs. Because the Funds will be traded on an

Exchange like the Prior ETFs, the Funds will offer market participants comparable arbitrage opportunities.

     Long-Only Funds. Long-Only Funds will have an objective of matching the daily performance, before fees and expenses, of a specified index by investing at least 80% of their total assets in the equity securities contained in, or other instruments designed to replicate, the corresponding Underlying Long-Only Index. Each Long-Only Fund will be “indexed” and its portfolio will be managed based upon the same strategies as those employed by conventional index funds. This investment approach attempts to approximate the investment performance of the relevant index through quantitative analytical procedures. The Adviser may fully replicate a Long-Only Fund’s corresponding Underlying Index or use a “sampling” strategy to track each Long-Only Fund’s corresponding Underlying Index. A Fund that utilizes a representative sampling strategy will hold a basket of the component securities of its Underlying Index, but it may not hold all of the component securities of its Underlying Index (as compared to a fund that uses a replication strategy that invests in substantially all of the component securities in its index in the same approximate proportions as in the underlying index). This sampling strategy is similar to that commonly employed by certain Prior ETFs.

     Long-Only Funds will hold positions primarily in securities. Securities to be held by a Long-Only Fund generally will be components of the corresponding Underlying Long-Only Index, but they may also be other securities or other financial instruments that the Adviser believes should help the Fund’s overall portfolio simulate the movement of such Underlying Long-Only Index. The Adviser may invest up to 20% of any Long-Only Fund’s total assets in other financial instruments including (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements and (v) forward contracts (collectively, “Financial Instruments”), and money market instruments (“Money Market Instruments”). For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in rule 2a-7 under the 1940 Act. The Adviser may invest in such Money Market Instruments and Financial Instruments rather than in securities when it would be more efficient or less expensive for the Fund. Applicant notes that this same practice is utilized by conventional index funds.

     Long-Only Domestic Funds. Long-Only Domestic Funds will invest at least 80% of their total assets in the equity securities contained in, or other instruments designed to replicate, the corresponding Underlying Long-Only Domestic Index.

     Long-Only Foreign Funds. Long-Only Foreign Funds will invest at least 80% of their total assets in the equity securities contained in, or other instruments designed to replicate, the relevant Underlying Long-Only Foreign Index and Depositary Receipts representing such equity securities. Applicant anticipates that many, if not all, of the Long-Only Foreign Funds will invest a significant portion of their assets in Depositary Receipts (including ADRs, Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”)) representing the component securities of their respective Underlying Foreign Indexes. Any Depositary Receipts held by a Long-Only Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicant intends that any Long-Only Foreign Fund would be able to treat Depositary Receipts that represent component securities of its Underlying Long-Only Foreign Index as component securities for purposes of any requirements related to the percentage of component securities held in such Long-Only Foreign Fund’s portfolio.

     Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.7 To the extent that a Long-Only Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Long-Only Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or the sub-adviser deems to be illiquid or for which pricing information is not readily available. A Long-Only Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.8 Generally, a Long-Only Foreign Fund would only hold Depositary Receipts in situations where the Adviser or the sub-adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign component security, would benefit the Long-Only Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Long-Only Foreign Fund’s then-current Deposit Basket (as defined below). For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations

7 With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.

8 Applicant understands that since 1984 all listed ADRs are required to be sponsored. Applicant also understands that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicant does not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicant has no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicant seeks to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Long-Only Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Deposit Basket upon creation, and of disposing of Redemption Securities received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Fund. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Deposit Basket upon creation of Creation Units or distributed as Redemption Securities upon redemption of Creation Units. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

     Applicant notes that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Long-Only Foreign Fund is invested in Depositary Receipts and an Underlying Long-Only Foreign Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Long-Only

Foreign Fund and its Underlying Long-Only Foreign Index.9 Applicant expects any such impact to be insignificant as the Adviser or sub-adviser will monitor each Long-Only Foreign Fund’s portfolio and take appropriate action as warranted to reduce potential tracking error.

     Applicant does not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicant believes the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Long-Only Foreign Funds will publish each Business Day (as defined below) a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Deposit Basket will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Deposit Basket. Applicant therefore expects that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Long-Only Foreign Funds. Further, Applicant believes that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Long-Only Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicant does not anticipate any liquidity issues with respect to any Long-Only Foreign Fund’s use of Depositary Receipts.

9 The value of an Underlying Long-Only Foreign Index will reflect the value of its component securities, rather than the value of any Depositary Receipt representing a component security.

Applicant does not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Long-Only Foreign Fund.

     Long-Only Fixed Income Funds. Long-Only Fixed Income Funds will also invest at least 80% of their total assets in the securities that comprise, or instruments designed to replicate, the relevant Underlying Long-Only Fixed Income Index. When using a sampling strategy, the Adviser will attempt to match the risk and return characteristics of a Long-Only Fixed Income Fund’s portfolio to the risk and return characteristics of the Underlying Long-Only Fixed Income Index.10

     There are many benefits to the employment of sampling strategies with respect to Long-Only Fixed Income Funds. For example, the Adviser can avoid bonds that are relatively expensive (i.e., bonds that trade at perceived higher prices or lower yields due to supply or demand) but have the same relative risk, value, duration and other characteristics as less expensive bonds. In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Index. The Adviser can also avoid holding bonds it deems less liquid than other bonds with similar characteristics, which facilitates a more tradable portfolio. Lastly, the Adviser can develop a basket of component securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

10 Future Funds may be based on Underlying Long-Only Fixed Income Indexes, which may include component bonds (and the respective Deposit Securities, as defined below) with embedded options. However, the bonds in each Underlying Long-Only Fixed Income Index should be readily tradable on the market because each Underlying Long-Only Fixed Income Index will be comprised of U.S. Treasury and agency securities, which are highly liquid, and/or liquid corporate and non-corporate bonds. To the extent a particular bond is less liquid than another bond with similar characteristics, the Adviser’s sampling techniques should permit the Adviser to replace the less liquid bond with a more liquid bond. For these reasons, the Applicant does not believe bonds with embedded options in the Underlying Long-Only Fixed Income Indexes or in Deposit Securities will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the Funds.

     Long/Short Funds. Long/Short Funds will seek daily investment results that correspond, before fees, expenses and transaction costs, to the daily performance of an Underlying Long/Short Index. These Long/Short Funds will hold positions in component securities and Financial Instruments intended to create exposure to 100% of the daily performance of an Underlying Long/Short Index, which is inclusive of the fixed multiplier. Long/Short Funds will hold component securities, Financial Instruments or Money Market Instruments in proportions deemed appropriate by the Adviser or sub-adviser for the Long/Short Funds to pursue their investment objectives. It is anticipated that, under normal circumstances, 30% to 100% of the total assets of each Long/Short Fund will be devoted to Financial Instruments and Money Market Instruments.

     2. General

     The Long/Short Funds will be designed to be used both by professional money managers and sophisticated retail investors as part of asset allocation or active investment strategies, to create specified investment exposure to a particular segment or segments of the securities market, to capitalize on expectations of one segment of the market outperforming another segment on a daily basis, or to hedge common risk factors present in their portfolios. Investors may also use the Funds to help diversify their overall portfolio. It will be the policy of each Fund to pursue its investment objective in relation to its respective Underlying Index regardless of market conditions, trends or direction and not to take defensive positions.

     The Adviser will not conduct conventional stock research or analysis, or forecast stock market movement in managing the Funds’ assets, or invest such assets in equity securities or Financial Instruments or Money Market Instruments based on the Adviser’s view of the fundamental prospects of particular companies. While the Adviser will attempt to minimize any “tracking error” between the investment results of a particular Fund and the performance of its Underlying Index on any given day, certain factors may tend to cause the investment results of a Fund to vary from those of its Underlying Index.

     Correlation is a measure of the strength of the relationship between two variables over time. In this Application, correlation means the strength of the relationship between (1) the daily change in a Fund’s NAV and (2) the daily change in the benchmark index over the course of a year. The statistical measure of correlation is known as the “correlation coefficient.” The measure can be between -1 and +1. A correlation coefficient of +1 signifies perfect positive correlation, while a correlation coefficient of -1 signifies perfect negative correlation. A value of zero would mean that there is no correlation between the two variables. For Long-Only Funds and Long/Short Funds, the correlation coefficient will have a value between 0 and +1. The closer the value is to +1, the stronger the correlation.

     Applicant expects that each Long-Only Fund’s and each Long/Short Fund’s statistical correlation to the daily performance of the respective Underlying Index will be .95 or greater and that the performance of each Long-Only Fund and each Long/Short Fund (excluding the impact of expenses and interest, if any) will have a tracking error of less than five percent (5%) over the course of a year relative to the respective Underlying Index.

           3. The Portfolio Investment Methodology

     As discussed above, the Adviser will seek to establish investment exposure in each Long/Short Fund corresponding to its investment objective based upon a mathematical model, which is based on well-established principles of finance that are used by investment practitioners, including conventional index fund managers (“Portfolio Investment Methodology”).

     The Portfolio Investment Methodology is designed to determine, for each such Fund, the portfolio investments needed to achieve its stated investment objective. The Portfolio Investment Methodology takes into account a variety of specified criteria and data (the “Inputs”), the most important of which are: (1) net assets (taking into account creations and redemptions) in each such Fund’s portfolio at the end of each trading day, (2) the amount of required exposure to each underlying sub-index and (3) the positions in equity or fixed income securities, Financial Instruments and Money Market Instruments at the beginning of each trading day. The Portfolio Investment Methodology then mathematically dictates the Long/Short Fund’s end-of-day positions to establish the solution (the “Solution”), which may include equity or fixed income securities, Financial Instruments and Money Market Instruments. The difference between the start-of-day positions and the required end-of-day positions is the actual amount of equity or fixed income securities, Financial Instruments and/or Money Market Instruments that must be bought or sold for the day. The Solution represents the required exposure and, when necessary, is converted into an order or orders to be filled that same day (“T”).

     Generally, portfolio trades effected pursuant to the Solution on T are reflected in the NAV on the first Business Day (defined below) after the date the relevant trades are made (“T+1”). For example, trades pursuant to the Solution calculated on a Monday afternoon are executed on behalf of the relevant Fund on Monday; these trades will then be reflected in the NAV for that Fund that is calculated as of 4:00 p.m. on Tuesday. The clearing and settlement process for Fixed Income Funds will vary, and will be as described on pages 31 to 34 below.

     In order to achieve its daily investment objective, the trading protocol for Long/Short Funds requires daily rebalancing whereby the total dollar market exposure of the long sub-portfolio (“the long market exposure”) is roughly equivalent to the absolute value of the total dollar market exposure of the short sub-portfolio (“the short market exposure”). As such, the “net market exposure,” which is determined by adding the “long market exposure” to the “short market exposure,” is targeted to be zero for each Long/Short Fund at the end of each day. The frequency and magnitude of any Fund rebalancing necessary to achieve its daily objective is dependent on the “fixed multiplier,” the daily volatility of each sub-index, the daily volatility of the corresponding 100/100 Index and the size of the daily creations and redemptions.

           4. Description of Investment Techniques

     In attempting to achieve its individual investment objectives, a Fund may invest its assets in securities, Money Market Instruments and/or Financial Instruments (collectively, the “Portfolio Investments”). In addition to holding Financial Instruments and Money Market Instruments, the Long/Short Funds may invest in any of the component securities of their underlying “long” sub-index. To the extent applicable, each Fund will comply with the requirements of the Commission and the Commission’s staff regarding “cover” for Financial Instruments and thus may designate a significant portion of its liquid Portfolio Investments to cover such Financial Instruments. In addition, Funds may “sweep” uninvested cash on a short-term basis into repurchase agreements, Money Market Instruments and deposit accounts. The Long/Short Funds will obtain inverse exposure to their underlying “short” sub-index by using Financial Instruments, and will not engage in direct short sales of the component securities of such “short” sub-index.

a. Futures Contracts

     Each Fund may engage in transactions in futures contracts on the Chicago Mercantile Exchange (“CME”) or other exchanges where such contracts trade, and will only purchase and sell futures contracts traded on a U.S. exchange or board of trade. Each Fund intends to comply with the requirements of section 4.5 of the regulations promulgated by the Commodity Futures Trading Commission (“CFTC”), as it may be amended from time to time.

b. Swap Agreements and Forward Contracts

     Each Fund may enter into swap agreements and forward contracts for purposes of attempting to gain exposure to the component securities of its Underlying Index without actually purchasing such securities. The counterparties to the swap agreements and forward contracts will primarily be major broker-dealers, but may also be banks. The creditworthiness of each counterparty candidate is assessed by the Adviser pursuant to guidelines approved by the Trust’s Board of Trustees (the “Board” or “Trustees”) and the evaluation of existing counterparties is reviewed periodically. The Trust currently expects that swap agreements will be structured as total return equity swaps or similar derivatives such as contracts for difference, but such instruments (and their use) may change as the derivatives markets continue to evolve.

     The duration of each swap agreement varies with the counterparty, but is generally 1, 3, 6 or more months. “Resets” may be required upon the occurrence of certain events defined in the swap agreement. When a swap agreement is reset, one counterparty pays the other the amount that is owed under the agreement to that date. Thus, upon each reset, the counterparties place themselves in a position as though the agreement had just been entered into.

c. Money Market Instruments

     Each Fund may invest in Money Market Instruments in pursuit of its investment objectives, as cover for Financial Instruments, as described above, for liquidity purposes or to earn interest.

d. Options

     Each Fund may invest in options contracts, which are agreements that grant the owner (or holder) the right, but not the obligation, to buy or sell underlying securities or commodities at fixed prices and within particular time frames in the future.

e. Caps, Floors and Collars

     Funds may invest in caps and floors, which are financial contracts that settle at a predetermined date in the future and are valued by reference to the price of a specified index, security, commodity, interest rate, foreign exchange rate or other financial metric. A “cap”, as its name implies, pays the holder of the contract the greater of (a) the difference between the actual price or value of the reference item and a specified maximum value or cap or (b) zero. A “floor” entitles the contract holder to the greater of (a) the difference between the actual price or value of the reference item and a specified minimum value or floor or (b) zero.

     Funds may also enter into a combination of a cap and a floor in an arrangement referred to as a collar. The cap and floor comprising a collar have the same settlement date and pertain to the same underlying index, security, commodity, interest rate, foreign exchange rate or other financial metric.

J. Exchange Listing of the ETS

     The Trust intends to submit an application to list the ETS on an Exchange. As long as the Trust and any Fund operate in reliance on the requested Order, ETS will be listed on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of ETS. The principal secondary market for the ETS will be the Exchange on which they are primarily listed (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in ETS. ETS traded on an Exchange will be traded in a manner similar to Prior ETFs and it is expected that one or more Exchange member firms will be designated to act as a specialist (“Exchange Specialist”) or market maker (“Market Maker”) and maintain a market for the ETS trading on the Exchange.

K. Sales of ETS

1. General

a. Creation Units

     The Trust will offer, issue and sell ETS of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE, ordinarily 4:00 p.m. Eastern Time (“E.T.”), on each day that the NYSE is open for business. The Trust will sell and redeem Creation Units of each Fund on any day that a Fund is required to be open under section 22(e) of the 1940 Act (each such day, a “Business Day”). Each Fund will always have a fixed number of ETS in a Creation Unit as specified in the Prospectus for such Fund. ETS will always be listed on an Exchange and traded individually in the secondary market in the same manner as other equity securities.

     As mentioned above, in order to keep costs low and permit each Fund to be as fully invested as possible, it is expected that ETS of each Fund (with the exception of the Long/Short Funds) will be purchased in Creation Units in exchange for the purchaser’s deposit of an In-Kind Payment, as described below. Likewise, to keep costs low and minimize liquidity problems, it is expected that redemptions of Creation Units of ETS of each Fund (except the Long/Short Funds) will be made by the Trust in In-Kind Payments, as described below.11

b. Transaction Fees

     The Trust may impose transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units. The exact amount of any such Transaction Fees will be determined by the Adviser and/or by the Trust’s Distributor or transfer agent. The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units. Where the Adviser permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the requisite securities comprising the In-Kind Payment, the purchaser may be assessed a higher Transaction Fee on the cash-in-lieu portion of its

11 The Long/Short Funds will generally be purchased and redeemed entirely for cash (“All-Cash Payments”). The All-Cash Payment protocol for the purchase and redemption of Creation Units of the Long/Short Funds is due to the limited transferability of Financial Instruments. Each Long-Only Fund may accept All-Cash Payments or partial cash payments in lieu of equity or fixed income securities in connection with purchases of Creation Units if such methods would reduce such Long-Only Fund’s transactions costs or would enhance operating efficiency. This would likely happen only in limited circumstances (such as where, due to significant changes in the Underlying Index, cash may be more efficient than securities, or the purchaser is unable to deliver such securities). Each Long-Only Fund may redeem wholly or partially in cash where the Long-Only Fund determines in its discretion that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain portfolio securities of the Long-Only Fund, such as the presence of such portfolio securities on a redeeming investment banking firm’s restricted list. Additionally, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Long-Only Foreign Fund to operate exclusively on an “in-kind” basis.

investment to cover the cost of purchasing such securities, including operational processing and brokerage costs (such as part or all of the spread between the expected bid and offer side of the market relating to such securities) associated with the recent purchases and sales of the securities, Financial Instruments and Money Market Instruments held by the Fund.

     The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in the Prospectus. The method of determining the Transaction Fees and such variations or waivers thereof will be disclosed in the Prospectus or Statement of Additional Information (“SAI”). From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees may be increased, decreased, or otherwise modified. Such changes and variations will be disclosed in an amendment or supplement to the relevant Prospectus and/or SAI. In all cases, Transaction Fees will comply with then-existing Commission requirements applicable to management investment companies offering redeemable securities.

c. Section 12(d)(1) Disclosure

     ETS are shares of investment companies and, accordingly, the acquisition of any ETS by an investment company, whether acquired from the Trust or in the secondary market, are subject to the restrictions of section 12(d)(1) of the 1940 Act, except as permitted by exemptive relief that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, which may include that the registered investment company enter into an agreement with the Fund regarding the terms of the investment. If required, disclosure to this effect will be made in the Prospectus, as defined below.

      2. Placement of Purchase Orders

     The Trust and Distributor will accept orders to purchase Creation Units received by at least three means. First, they will accept orders by U.S. mail, which is received, opened and time-stamped periodically throughout the day. Second, the Trust and Distributor will accept orders to purchase Creation Units through the electronic order system operated by the Transfer Agent (“Order System”). Third, Applicant also will accept telephone and facsimile orders as a third means for submitting purchase orders with respect to ETS. All orders to purchase Creation Units will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the “Transmittal Date”).

     The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV. Each Fund currently intends to calculate its NAV at the close of regular trading on the NYSE (ordinarily 4:00 p.m. E.T.). Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. E.T. The Order Cut-Off Time will be disclosed to Authorized Participants in the Participant Agreement (both as defined below).

     The Order Cut-Off Time may be truncated in the case of custom orders. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders and require custom orders to be placed no later than 2:00 p.m. E.T. In addition, on days when the Exchange or bond markets close earlier than normal, the Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time, exceptions to it, including for custom orders, will be disclosed in the Participant Agreement.

     All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. The Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form by the Cut-Off Time.12

           Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate number of ETS to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETS. The Distributor may delegate certain administrative tasks to an administrator.

            3. Payment Requirements

     As noted above, payments for purchases of Creation Units of ETS generally will be made by In-Kind Payments, although All-Cash Payments will be accepted in certain cases, including for Long/Short Funds. In-Kind Payments will be made by a deposit with the Trust of a “Deposit Basket” that includes (i) Deposit Securities (defined below) and (ii) a Balancing

12 For an order to be in proper form, the order must conform to all the terms, conditions and times established in the Participant Agreement.

Amount (defined below). A Deposit Basket will generally include a basket of securities (“Deposit Securities”) consisting of some or all of the securities contained in the relevant Underlying Index or other securities selected by the Adviser to correspond to the performance of such index for each Fund. The Index Receipt Agent will make available through the NSCC on each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. E.T.) the list of the names and the required number of shares of each Deposit Security (based on information at the end of the previous Business Day) and the Balancing Amount in the Deposit Basket for each Fund. 13

      To the extent a Fund seeks to hold mortgage-backed securities, the Trust intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security. 14

13 Applicant expects the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for ETS. Applicant does not believe that All-Cash Payments will affect arbitrage efficiency. This is because Applicant believes it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the market price of ETS of any Fund up or down until it converges with the NAV. Applicant notes that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a Deposit Basket. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying equity securities and/or Financial Instruments.

14 Applicant expects that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any applicable Fund.

     Such Deposit Basket will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until the next Deposit Basket is made available. The Deposit Securities may change frequently or infrequently, and will change from time to time to reflect rebalancing adjustments and corporate action events as well as adjustments to the weighting or composition of the component securities in the relevant Underlying Index. The “Balancing Amount” will be an amount equal to the differential, if any, between the total aggregate market value of the Deposit Securities or Redemption Securities (defined below), and the NAV per Creation Unit next determined. The Balancing Amount will be paid to or received from the Trust after such Creation Unit has been created and the next NAV has been calculated.

     In the case of Long/Short Funds, the purchaser will make a cash payment by 12:00 p.m. E.T. on the third Business Day following the date on which the request was accepted by the Distributor (“T+3”). Purchasers must satisfy certain creditworthiness criteria established by the Adviser and approved by the Board, as provided in the Participant Agreement between the Trust and Authorized Participants.

     The Deposit Securities and Redemption Securities of each Long-Only Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; through DTC or the CNS System15 for U.S. corporate and non-corporate fixed income securities (including municipal bonds but excluding U.S. government bonds); and Euroclear, or other foreign settlement system for non-U.S. fixed income securities.

15 To the extent creation/redemption transactions for ETS of the Long-Only Fixed Income Funds can clear and settle through the CNS System, Creation Units may be deposited or charged to any Authorized Participant’s DTC account through the CNS System.

The ETS will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the ETS only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

     As with the settlement of domestic ETF transactions outside of the CNS System, (i) ETS of the Long-Only Fixed Income Funds and U.S. corporate and non-corporate bonds (including municipal bonds but excluding U.S. government bonds) will generally clear and settle through DTC, (ii) non-U.S. corporate and non-corporate bonds will clear and settle through Euroclear or another foreign clearance and settlement system, and (iii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will generally settle as follows: on settlement date (T+3) an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (including municipal bonds but excluding U.S. government securities) through DTC to a DTC account maintained by the Custodian, Deposit Securities that are non-U.S. fixed income securities through Euroclear or other foreign settlement system, to an account maintained by the Custodian or sub-custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fixed Income Fund will issue Creation Units of ETS and the Custodian will deliver the ETS to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above.

     After a Long-Only Fixed Income Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Long-Only Fixed Income Fund will cause the Custodian to transfer the requisite Redemption Securities and any Cash Redemption Amount. On T+3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Securities that are corporate and non-corporate bonds (including municipal bonds but excluding U.S. government bonds) to the Authorized Participant through DTC, non-U.S. corporate and non-corporate bonds to the Authorized Participant through Euroclear or another foreign clearance and settlement system, and Fixed Income Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.

     ETS of each Long-Only Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to domestic equity-based ETFs using the CNS System, Creation Units are deposited or charged to each Authorized Participant’s DTC account through the CNS System. Since creation/redemption transactions for ETS of the Long-Only Fixed Income Funds will generally not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Redemption Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of ETS. In case of a failed delivery of one or more Deposit Securities, the Long-Only Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Long-Only Fixed Income Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Long-Only Fixed Income Fund’s side of the transaction (the issuance of ETS) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transaction, the Long-Only Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Long-Only Fixed Income Fund’s side of the transaction (the delivery of Redemption Securities and the Cash Redemption Amount) until the Long-Only Fixed Income Fund’s transfer agent has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of ETS with the settlement of the Deposit Securities and Redemption Securities, the Long-Only Fixed Income Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and ETS on the same T+3 settlement cycle.

Applicant does not believe that the clearing and settlement process will affect the arbitrage of ETS of the Long-Only Fixed Income Funds. 16

16 Applicant notes that ETS of the Long-Only Fixed Income Funds typically will trade and settle on a trade date plus three business days (T+3) basis. Where this occurs, Applicant believes that ETS of each Long-Only Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Investments through each ETS’s T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that ETS of the Long-Only Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicant anticipates that such ETS may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicant does not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Long-Only Fixed Income Funds. The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

            4. Placement of Creation Unit Purchase Orders

     Creation Units may only be purchased by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange.

     Authorized Participants making an In-Kind Payment for Creation Units of ETS must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of ETS (such process being referred to herein as the “ETS Clearing Process”) or (2) deliver Deposit Baskets to the Trust through the facilities of DTC (i.e., outside the ETS Clearing Process).

     Authorized Participants making an All-Cash Payment must plainly state that fact in the order form. The entire required payment must be transferred directly to the Trust through the Fed-Wire system or otherwise in the manner set forth in the Participant Agreement, by the specified time on the third Business Day following the Transmittal Date.

           5. Rejection of Purchase Orders for Creation Units of ETS

     Upon the deposit of the Deposit Basket or the All-Cash Payment, in either case with the applicable Transaction Fee, the Creation Unit(s) of ETS will be delivered to purchaser(s). As noted above, the Trust or Distributor may reject any order to purchase Creation Units that is not submitted in proper form by 4:00 p.m. E.T. on the Transmittal Date. The Prospectus or SAI of each Fund will disclose other grounds for rejection of purchase orders.

L. Pricing of ETS

     The secondary market price of ETS trading on an Exchange will be based on a current bid/offer market. The secondary market price of ETS of any Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the Portfolio Investments held by such Fund. ETS will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such ETS.

     No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Trust. Purchases and sales of ETS on an Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

     Applicant believes that the existence of a continuous trading market on an Exchange for ETS, together with the publication by the Exchange of the current Indicative Intra-Day Value (“IIV”) of each Fund, will be features of the Trust particularly attractive to certain types of investors. Applicant intends to emphasize these features in the marketing of ETS.

     Applicant notes that the pricing of ETS by means of bids and offers on an exchange in the secondary market is no longer novel. Applicant is aware of the marketing success of the Prior ETFs, the individual securities of which are traded on an Exchange, but which also permit on a continuous basis the creation and redemption of specified aggregations of such individual securities. Shares of Prior ETFs based on indexes generally have traded close to their respective NAVs since trading of such shares commenced. Applicant believes that the Funds will experience similar trading patterns. It is apparent to Applicant that an exchange-

traded open-end investment company which provides a daily redemption feature affords significant possible benefits for certain types of investors.

M. Redemption

     Beneficial Owners of ETS may sell their ETS in the secondary market, but must accumulate enough ETS to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per ETS next determined after receipt of a request for redemption in good order. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of ETS of a Fund by In-Kind Payments, All-Cash Payments, or a combination of each, provided the value of each redemption payment equals the NAV per Creation Unit of ETS of such Fund. Applicant currently contemplates that Creation Units of each Long-Only Fund generally will be redeemed by In-Kind Payments, as discussed below. However, in certain cases, such as where it is not possible to effect delivery of all or some of the Redemption Securities, a Fund may redeem partially or wholly in cash.

     Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of section 22(e) of the 1940 Act and rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of the Portfolio

Investments is not practicable or it is not reasonably practicable fairly to determine the value of the Portfolio Investments; or (4) in such other circumstances as permitted by the Commission.

     Subject to the foregoing, Creation Units of any Long-Only Fund will generally be redeemable on any Business Day in exchange for an In-Kind Payment, which will be comprised of the Redemption Securities and the Balancing Amount in effect on the date a request for redemption is made, minus any Transaction Fee.17 The Index Receipt Agent, on the Trust’s behalf, will publish daily the Redemption Securities.18 In some instances, the Deposit Securities may differ slightly from the Redemption Securities because the Redemption Securities identify the portfolio securities currently held in a Fund’s portfolio and the Deposit Securities identify securities to be added to the portfolio.19 The Trust will transfer the securities comprising the In-Kind Payment plus any Balancing Amount owed to the redeeming Beneficial Owner no later than the third Business Day next following the date on which request for redemption is made.

17 In the event that the Trust or any Fund is terminated, the composition and weighting of the securities to be made available to redeemers shall be established as of such termination date. There will be no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Trust or the Funds entitled to vote. Although the ETS will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of ETS in a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the ETS to be individually redeemable. In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

18 The Adviser and the Distributor will adopt a Code of Ethics as required under Rule 17j-1 of the 1940 Act, which will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser will also adopt Policies and Procedures to Detect and Prevent Insider Trading as described in section 204A of the Advisers Act, which will be reasonably designed taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act and the Exchange Act or the rules or regulations thereunder, of material non public information. Similarly, any sub-adviser to a Fund will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

19 Such differences would occur only under limited circumstances such as during periods of change in the composition of the Underlying Index.

     The Long-Only Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including where appropriate, laws applicable to securities sold in transactions that are exempt from registration under the Securities Act. As a general matter, the Deposit Securities and the Redemption Securities will correspond pro rata to the securities held by each Long-Only Fund. For Long-Only Fixed Income Funds, it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement. Accordingly, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Long-Only Fixed Income Fund’s portfolio. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Long-Only Fixed Income Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The prospectus for the Long-Only Fixed Income Funds will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”), as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.”

     Creation Units of Long/Short Funds will be redeemable for an All-Cash Payment. Redemptions will occur through procedures that are analogous (in reverse) to those for purchases. The Trust and Distributor will accept redemptions of Creation Units received by at least three means. First, they will accept redemptions by U.S. mail, which is received, opened and time-stamped prior to the Order Cut-Off Time on each Business Day. Second, the Trust and Distributor will accept redemptions of Creation Units through the Order System operated by the Transfer Agent. Third, Applicant will accept telephone and facsimile redemptions with respect to ETS. All requests to redeem Creation Units will be required to be received by the Order Cut-Off Time in order to be processed on the Transmittal Date.

     The Order Cut-Off Time for redemptions may be truncated in the case of custom requests for redemption. Specifically, the Order Cut-Off Time may be shortened by up to two hours in the case of custom requests, requiring them to be placed no later than 2:00 p.m. E.T. In addition, on days when the Exchange or bond markets close earlier than normal, the Long-Only Fixed Income Funds may require requests for custom redemptions of Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom redemptions is expected to be no later than 11:00 a.m. E.T. Like the standard Order Cut-Off Time, exceptions to it, including for custom redemption requests, will be disclosed in the Participant Agreement.

     All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of ETS of the relevant Fund, which delivery must be made to the Trust through, or outside, the ETS Clearing Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Trust, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming ETS in Creation Units outside the ETS Clearing Process or through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the ETS Clearing Process, calculated in the manner as disclosed in the Prospectus and/or SAI.

N. Dividend Reinvestment Service

     The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact such investor’s broker to ascertain the availability and a description of such a service through such broker.

O. Shareholder Transaction and Distribution Expenses

     No sales charges for purchases of Creation Units are anticipated to be imposed by any Fund. As indicated above, each Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units of its ETS. Investors purchasing and selling ETS in the secondary market may incur customary brokerage commissions. It is anticipated that the Trustees will adopt a “12b-1 Plan” for each Fund in accordance with rule 12b-1 under the 1940 Act. The fees payable under the 12b-1 Plan may differ by Fund. The amount of the 12b-1 Plan fee for each Fund will be disclosed in its Prospectus. The Trust does not presently intend to charge fees under the 12b-1 Plan.

P. Shareholder Reports

     The Trust will furnish to DTC Participants for distribution to Beneficial Owners (a) the required notifications with respect to each distribution and (b) an annual notification as to the tax status of such Fund’s distributions. The Trust will also distribute its semi-annual report and its annual report containing audited financial statements to Beneficial Owners through DTC and DTC Participants.

Q. Sales and Marketing Materials

     The materials describing ETS will not make references to redeemability of such ETS. In all marketing materials where the features or method of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect that (i) individual ETS trading on an Exchange are not individually redeemable and that owners of ETS may acquire and tender such ETS for redemption to the Trust in Creation Units only and (ii) the purchase price and sale price of individual ETS trading on an Exchange may be below, at, or above the most recently calculated NAV for such ETS. Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. The same approach will be followed in connection with shareholder reports and other investor education materials issued or circulated in connection with the ETS.

R. Availability of Information Regarding Funds, Underlying Indexes and ETS

1. General

     The daily NAV for each Fund will be calculated and disseminated publicly each Business Day.

a. Information Provided to Authorized Participants

     All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file (“PCF”) from a third-party data vendor.

(1) Long-Only and Long/Short Funds

     At the end of each Business Day, the Trust will prepare the next day’s Deposit Basket and the Redemption Basket for Long-Only Funds and send this information to the Index Receipt Agent. The same evening, the Index Receipt Agent will add to this the cash information effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the start of the next Business Day. The information in the PCF will be available to all NSCC members and sufficient for them to calculate the IIV for Long-Only Funds during the next Business Day and will be the basis for the next day’s NAV calculation.20

(2) Long/Short Funds

     The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it is not currently capable of processing information with respect to Financial Instruments, although Applicant expect that it may become so in the future. Therefore, the Adviser has developed an “IIV File,” which it will use to disclose Funds’ holdings of Financial Instruments until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s PCF system can process information regarding Financial Instruments. The Trust, Adviser or Index Receipt Agent, on the Trust’s behalf, will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.21 The IIV

20 To the extent that a Long-Only Fund holds Financial Instruments, information regarding such instruments will be disclosed in an IIV File (as defined below).

21 Applicant understands that certain Exchanges receive PCFs from the NSCC and expect that the Primary Listing Exchange for each Fund would receive PCFs.

File will contain, for each Long/Short Fund, as relevant, information sufficient by itself or in connection with the PCF for market participants to calculate a Fund’s IIV and effectively arbitrage the Fund. For example, the following information would be provided in the IIV File for a Long/Short Fund holding swaps, futures contracts and equity securities: (A) the total value of the equity securities held by such Fund, (B) the notional value of the swaps held by such Fund (together with an indication of the index on which such swap is based and whether the Fund’s position is long or short), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (E) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund’s total assets and total shares outstanding, and (H) a “net other assets” figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund’s Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Long/Short Fund holding collars, caps or other Financial Instruments would contain analogous information for such instruments. To the extent that any Long/Short Fund holds cash or Money Market Instruments about which information is not available in a PCF, information regarding such cash and Money Market Instrument positions will also be disclosed in the IIV File for such Fund.

The information in the IIV File, either alone or together with the information on securities contained in the PCF, which will be prepared at the end of each Business Day, will be sufficient for calculation of IIV for Long/Short Funds on the next Business Day. The IIV File, together with the applicable information in the PCF in the case of Long/Short Funds, will also be the basis for the next Business Day’s NAV calculation.

     Under normal circumstances, there will be no Deposit Securities or Redemption Securities for Long/Short Funds, which will be created and redeemed entirely for cash. The IIV File published before the open of business on a Business Day will, however, permit NSCC participants to calculate the IIV of each Long/Short Fund, as well as the amount of cash required to create a Creation Unit and to be paid upon redemption of a Creation Unit for a Long/Short Fund on that Business Day.

b. Information Provided to General Public

     In addition, the Trust (or Adviser or Index Receipt Agent, on the Trust’s behalf,) will make publicly available the portfolio holdings of each Fund.22 The full portfolio holdings of each Fund will be disclosed on the website of the Trust and/or the Primary Listing Exchange (“Website”). This Website disclosure of portfolio holdings will be made and updated daily and will include, as applicable, the names and number of shares held of each security, the specific types and characteristics of each Financial Instrument, similar information on Money Market Instruments and cash in the Fund’s portfolio.23 The portfolio holdings information made

22 For so long as required by Form N-1A, the Trust will comply with its obligations to describe in the SAI its portfolio disclosure policies and procedures and to state in the Prospectus that such description with respect to each Fund is available in the SAI.

23 The information on the public Website will be the same as that disclosed to Authorized Participants in the PCF and IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the PCF/IIV File will be calculated and displayed on a per Creation Unit basis. Both the IIV File/PCF and the Website will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information. While Applicant intends to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so that it is compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data.

available on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day. The Trust or the Primary Listing Exchange will also calculate and publish the IIV and the current updated value of each Underlying Index every 15 seconds throughout the trading day, if such information about the Underlying Index is not already available from another organization authorized by the relevant Underlying Index Provider, except Underlying Fixed Income Indexes will only be calculated and published once per day, not every 15 seconds throughout the day.

     With respect to each type of Financial Instrument held by a Fund, Applicant expects the following to be disclosed on the Website: a description of the Financial Instrument; a statement as to whether the Fund’s position in the Financial Instrument is long or short; the most recent closing or other value of the Financial Instrument; the number of such Financial Instruments held; and the aggregate notional value of such Financial Instrument.

     2. IIV

     The IIV is designed to provide investors with a reference value that can be used in connection with other related market information. Applicant believes that the Primary Listing Exchange will disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per ETS basis.24

     The Primary Listing Exchange will calculate the IIV for each Fund in the manner discussed below. The Primary Listing Exchange will not guarantee the accuracy or completeness of the IIV. Neither the Trust, nor the Trustees or Adviser is responsible for the calculation or

24 This value is variously referred to as an “Underlying Trading Value,” “Indicative Optimized Portfolio Value” (“IOPV”), and “Intraday Value,” in the prospectuses, marketing and other written materials of Prior ETFs.

dissemination of the IIV; and therefore, they make no warranty as to its accuracy, or its usefulness to traders of ETS.

a. IIV Calculation for Long-Only Funds

     The Primary Listing Exchange will calculate the IIV throughout the trading day for each Long-Only Fund by (i) calculating the current value of the Deposit Basket based on the last sale prices, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Fund’s portfolio (“Estimated Cash”), (iii) adding the foregoing two amounts together to arrive at a value, and then (iv) dividing the resulting value by the number of ETS outstanding in order to obtain the IIV.

b. IIV Calculation for Long/Short Funds

     The Primary Listing Exchange will calculate the IIV throughout the trading day for each Long/Short Fund by (i) calculating the current value of all securities held by the Fund, (ii) calculating the Estimated Cash, (iii) calculating the marked-to-market gains or losses from the Fund’s total return equity swap exposure based on the Underlying Index percentage change, the swap costs determined by the daily imbedded weighted interest rate and the notional value of the swap contracts, if any, (iv) calculating the marked-to-market gains or losses of the futures contracts and other Financial Instruments held by the Fund, if any, (v) adding the current value of equity securities, the Estimated Cash, the marked-to-market gains/losses from swaps and the futures contracts and other Financial Instruments, to arrive at a value and (vi) dividing that value by the total ETS outstanding to obtain the IIV.

      3. Underlying Index Value

      Applicant understands that the value of each Underlying Long/Short Index, Underlying Domestic Index and Underlying Foreign Index will be updated intra-day on a real time basis as its individual component securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or another organization authorized by the relevant Underlying Index Provider. The Underlying Long-Only Fixed Income Indexes for the Long-Only Fixed Income Funds are calculated and published once a day, not every 15 seconds during the day.

     4. Additional Information and Data

     The Trust expects to maintain a Website, which will display the Prospectus, the SAI, and quantitative information for all Funds that is updated on a daily basis, including daily trading volume, closing price and closing NAV. Also, the Primary Listing Exchange intends to disseminate a variety of data with respect to ETS on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of ETS outstanding as of the previous day’s close.

     The previous day’s closing price of the securities in each Deposit Basket will be readily available from, as applicable, the relevant Exchange, automated quotation systems, publications, on-line information services such as Quotron, Bloomberg or Reuters or other public sources. Similarly, the previous day’s closing price and volume of ETS will be published daily in the financial sections of many newspapers. In addition, secondary market prices and volume of ETS will be available on a real time basis throughout the trading day. Applicant expects, given the history of the Prior ETFs, that ETS will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell ETS. Exchange listing of ETS should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

S. Procedure by Which ETS Will Reach Investors

           1. Categories of Interested Investors

     Applicant expects that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of one or more Funds, including institutional investors, arbitrageurs, traders and other market participants. First, institutional investors, including traders, may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. Second, arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of a Fund’s ETS on the Exchange versus the Fund’s NAV, may seek to transact in Creation Units. Applicant does not expect that arbitrageurs will hold positions in ETS for any length of time unless the positions are appropriately hedged. Applicant believes that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in ETS, as well as keep the market price of ETS close to their NAV. Third, Exchange Specialists and Market Makers, acting in the role of providing a fair and orderly secondary market for the ETS, may from time to time find it appropriate to purchase or redeem Creation Units of ETS in connection with their market-making activities. In the above examples, those who purchase ETS in Creation Units may hold those ETS or may at a later time sell such ETS into the secondary market.

     Applicant believes that there is also a significant segment of institutional and retail investors interested in buying and selling market basket index securities on an intra-day, short-term or long-term basis. Applicant therefore expects that secondary market purchasers of ETS will include both institutional and retail investors for whom ETS provide a useful, retail-priced, exchange-traded mechanism that provides leverage and risk limited to the amount invested and/or allows for hedging or gaining “long/short” exposure. Market participants of all types, including institutional and retail investors, financial advisers and portfolio managers, have expressed interest in the availability of a product that would help them manage their exposure to market and factor risk on a low-cost basis and with the risk of loss limited to the amount of their initial investment. Moreover, the Applicant believes that, compared to current products and industry offerings, ETS offer market participants a more flexible, transparent, liquid and cost-efficient means to implement long/short investment strategies.

     As discussed above, certain Funds intend to use Financial Instruments and investment techniques to seek to obtain the required exposure to their relevant Underlying Index. Applicant believes that the use of such Financial Instruments and investment techniques will neither alter the arbitrage opportunities nor inhibit arbitrage activity. The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of ETS as described above, just as such entities now do in connection with the shares of the Prior ETFs. The Adviser believes that the PCF and/or the IIV will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

     Shares of ETFs trade via unlisted trading privileges (“UTP”) on the NYSE and various regional exchanges. Thus, in addition to the Exchange Specialists, persons seeking liquidity for transactions in ETF shares have numerous options. These participants, including electronic communications networks (“ECNs”), are expected to be active in the trading of ETS.

     Furthermore, the liquidity of ETFs, unlike traditional equity securities, is not derived solely from market participants and their willingness to transact in a particular ETF, but also from the liquidity in the portfolio securities held by such ETF. Therefore, as long as Authorized Participants are able to deliver or receive the securities and/or cash in exchange for Creation Units, there will be liquidity in the ETS as a result of the arbitrage opportunities discussed above. No Exchange Specialist or Market Maker will be an affiliated person, within the meaning of section 2(a)(3) of the 1940 Act, of a Fund, promoter, or principal underwriter of a Fund, or an affiliated person of such persons, except under sections 2(a)(3)(A) or 2(a)(3)(C) of the 1940 Act due to ownership of ETS.

            2. The Prospectus

     The primary disclosure document with respect to the ETS will be the Prospectus. As with all investment company securities, the purchase of ETS in Creation Units will be accompanied or preceded by a statutory Prospectus. In addition, a statutory Prospectus will accompany each secondary market sale of the ETS.

     The Prospectus will make clear that ETS may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will state that an investor may incur brokerage costs in purchasing enough ETS to constitute a

Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

     Each Prospectus will state that, while Creation Units of ETS may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of ETS to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the ETS as of a recent date) and will refer the potential investor to the SAI for further information. After the ETS have traded for twelve months or more, the Prospectus and any advertising or sales literature, or the Funds’ website, relating to ETS may provide supplementary information on market premiums or discounts relative to the NAV of an ETS; this information will enable present and prospective investors of ETS to evaluate the relative desirability of the ETS’ continuous intra-day marketability.

     With respect to disclosure in the Prospectus concerning the non-redeemability of ETS, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-lA or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (3) the cover page of the Prospectus and summary will include a distinct paragraph or paragraphs setting forth the fact that ETS will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of ETS may acquire those ETS from a Fund, and tender those ETS for redemption to the Fund, in Creation Units only; and (5) the Prospectus will clearly disclose that individual ETS prices in the secondary market may be below, above, or at the most recently calculated NAV. All marketing materials that (1) describe the features or method of obtaining, buying or selling Creation Units, (2) describe ETS traded on the Exchange, or (3) refer to redeemability, will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from the Fund, or tender such ETS for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the ETS.

     The Prospectus will disclose prominently that each Long/Short Fund targets a multi-day performance equivalent to a Long/Short Index that reflects the application of leverage by applying a fixed multiplier to the daily performance of a corresponding 100/100 Index and the effects of compounding the daily returns over time. The Prospectus will provide examples of how fund performance can diverge, and may diverge significantly, from an alternate performance calculation formed by applying the fixed multiplier to the cumulative percentage increase or decrease in the 100/100 Index over a multi-day horizon.

     The Prospectus will also indicate that the proposed method by which ETS will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs. Because, as described above, ETS in Creation Units will be offered continuously to the public at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and may provide examples of activities that could lead to categorization as an underwriter. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent ETS, and sells ETS directly to its customers; or, if it chooses to couple the purchase of a supply of new ETS with an active selling effort involving solicitation of secondary market demand for ETS, a broker-dealer firm and/or its client may be deemed a statutory underwriter. The Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market trading), and thus dealing with ETS that are part of an “unsold allotment” within the meaning of section 4(3)(c) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(3) of the Securities Act.25

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of ETS. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners.

25 Applicant notes that prospectus delivery is not required in certain instances, including purchases of ETS by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in ETS (pursuant to section 4(4) of the Securities Act). Also, firms that do incur a prospectus delivery obligation with respect to ETS will be reminded that Rule 153 under the Securities Act provides that a prospectus delivery obligation under section 5(b)(2) of the Securities Act that is owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Exchange.

The above policies and format will also be followed in all reports to Beneficial Owners. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Prospectus and SAI for each Fund to the relevant Exchange, where they will be available for review by investors.

III. IN SUPPORT OF THE APPLICATION

A. Summary of the Application

     Applicant seeks an order from the Commission (1) permitting the Trust as an open-end investment company to issue ETS that are redeemable in large aggregations only (exemption from sections 2(a)(32) and 5(a)(1)); (2) permitting secondary market transactions in ETS at negotiated prices, rather than at the current offering price described in the Prospectus (exemptions from section 22(d) and Rule 22c-1); (3) permitting certain Foreign Funds to pay redemption proceeds more than seven days after ETS are tendered for redemption; (4) pursuant to sections 6(c) and 17(b), permitting certain affiliated persons of the Trust to deposit securities into, and receive securities from, the Trust in connection with the In-Kind Payments for the purchase and redemption of Creation Units (exemption from sections 17(a)(1) and 17(a)(2)); (5) Acquiring Funds to acquire ETS beyond the limits of section 12(d)(1)(A) of the 1940 Act; and (6) certain funds and/or any Broker to sell ETS to Acquiring Management Companies and Acquiring Trusts beyond the limits of section 12(d)(1)(B) of the 1940 Act; all are more fully set forth below.

     The exemptive relief specified below is requested pursuant to section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

     Applicant believes that ETS will afford the following significant benefits in the public interest: increased investment opportunities, which should encourage diversified investment; in the case of individual ETS of each Fund, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only their once-daily NAV price; a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; a security that should be freely available in response to market demand; competition for comparable products available in the U.S. market; increased capital in the U.S. equity market; enhanced liquidity; efficiency of trading in basket instruments based on the Underlying Indexes, whether in real or synthetic form; and, in the case of certain Funds, a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicant believes the ETS of the Trust are appropriate for exemptive relief under section 6(c).

     With respect to the exemptive relief specified below regarding sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the 1940 Act].

     The In-Kind Payment for both the sale and redemption of Creation Units of each Long-Only Fund will be made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by the Trust at their next-calculated NAV. The Deposit Basket for one or more Creation Units will be based on a standard applicable to all purchasers and valued in the same manner in all cases. Similarly, in-kind redemptions of Creation Units will consist of a pro rata percentage of Portfolio Securities of the applicable Fund and will apply equally to all in-kind redemptions of Creation Units. Such transactions therefore do not involve “overreaching” by an affiliated person. Accordingly, Applicant believes the proposed transactions described herein meet the section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received in connection with the In-Kind Payments for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the 1940 Act’s policies and those of the Trust and the Funds; and are consistent with the general purposes of the 1940 Act.

     Applicant also requests relief under section 12(d)(l)(J) of the 1940 Act to exempt certain transactions involving the Trust from sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicant requests the exemption to permit Acquiring Funds to acquire shares of a Fund beyond the limits of sections 12(d)(1)(A) and 12(d)(1)(B). Acquiring Funds exclude registered investment companies that are, or in the future may be, part of the same “group of investment companies,” within the meaning of section 12(d)(l)(G)(ii) of the 1940 Act, as the Funds.

     In addition, Applicant requests an order that would permit the Distributor and any Broker registered under the Exchange Act to knowingly sell ETS of a Fund to an Acquiring Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of section 12(d)(1)(B).

     Applicant requests that the relief sought by this application apply to: (i) Funds that are advised by the Adviser and in the same “group of investment companies,” within the meaning of section 12(d)(l)(G)(ii) of the 1940 Act, as the Trust; (ii) each Acquiring Fund that enters into a participation agreement with the Fund (“Participation Agreement”), as described below, to purchase shares of the Fund; or (iii) any Broker that is registered as a broker-dealer under the Exchange Act that knowingly sells ETS of a Fund to an Acquiring Fund in excess of the applicable limits prescribed by section 12(d)(1)(B).

     The currently existing parties that intend to rely on the requested Order are the Trust and the Adviser.26 Any other party that relies on the order in the future (including Future Funds) will comply with the terms and conditions of this Application. An Acquiring Fund may rely on the requested order only to invest in the Funds and any Future Funds and not in any other registered investment company.

     Each Acquiring Fund would enter into a Participation Agreement, which would comply with the conditions of the requested order. Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act (the “Acquiring Fund Adviser”) and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the 1940 Act (each an “Acquiring Fund Sub-adviser”). Any Acquiring Fund Adviser or Acquiring Fund Sub-adviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor (“Sponsor”).

26 The Adviser intends to join this Application as an applicant by subsequent amendment.

     Applicant submits that the proposed conditions to the relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in sections 12(d)(1)(A) and 12(d)(1)(B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with congressional intent that the Commission grant exemptions under section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.

     Applicant believes that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. The exemptions and Order requested are also substantially similar to those granted to the Prior ETFs.

B. Market-Basket Products

     ETS would allow investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The Long/Short Funds in particular provide a market basket approach to “factors” investment strategy that has heretofore been unavailable to investors in a Single Security.

C. ETS as a Market-Basket Alternative

     Traditional open-end index mutual funds do not provide investors the ability to trade at any time during the day. ETS will be listed on an Exchange and will trade throughout the Exchange trading hours. Also, the price at which ETS trade will be disciplined by arbitrage opportunities. This creation and redemption feature should prevent ETS from trading at a material discount or premium in relation to the Fund’s NAV. The ability to purchase and redeem ETS in Creation Units also means that ETS prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

D. Leverage and Portfolio Management Techniques Available Through ETS

     ETS will also offer investors and financial professionals the opportunity to experience “leveraged” investment results as well as the ability to manage their exposure to market and factor risk on a low-cost basis and with risk of loss limited to the amount of the initial investment. For example, investors may seek returns equal to double the daily performance of one or more 100/100 Indexes through investment in ETS of certain Funds. Other investors interested in obtaining gains, or hedging a portfolio, in anticipation of the underperformance of a particular segment of the market relative to another segment of the market, may do so by investing in ETS of Funds that seek to increase in value when the relevant segments of the markets underperform and the corresponding portion of the Underlying Long/Short Indexes decline. In such cases, investors purchasing ETS -- even taking into account brokerage commissions -- would typically pay a smaller dollar amount than would otherwise be required to achieve such a result by using a different investment protocol, and would benefit from the lower costs realized by the Funds in acquiring securities due to the Funds’ institutional brokerage relationships.

     Based on the foregoing, Applicant requests the exemptions set forth below.

IV. REQUEST FOR RELIEF

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

     Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. The term “redeemable security” is defined in section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

     Applicant believes that the ETS could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. ETS are securities under the terms of which an owner may receive his proportionate share of the issuing Funds’ current net assets. The unusual aspect of ETS is that holders of such shares are entitled to redeem only when they are tendered in a Creation Unit. Because the redeemable Creation Unit can be unbundled into individual ETS that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. In light of this possible analysis, Applicant requests an order to permit the Trust to register as an open-end management investment company and issue individual ETS of Funds that are redeemable only in Creation Units as described herein.

     Creation Units will always be redeemable from the Trust in accordance with the provisions of the 1940 Act. Each investor is entitled to purchase or redeem Creation Units rather than trade individual ETS of a Fund in the secondary market, and tender the resulting Creation Unit for redemption. In certain cases, however, the brokerage costs incurred to obtain the necessary number of individual ETS for accumulation into a Creation Unit may outweigh the benefits of redemption. Moreover, listing on an Exchange will afford all holders of ETS the benefit of intra-day liquidity. Because the market price of ETS will be disciplined by arbitrage opportunities, investors should be able to buy or sell ETS in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated IIV. For the same reason, investors should further be able to buy or sell ETS in the secondary market at or close to 4:00 p.m. E.T. on a Business Day at prices that do not vary substantially from the NAV for that Business Day.

     Permitting Funds to be redeemed in Creation Units only does not appear to thwart the purposes of sections 2(a)(32) and 5(a)(1) or any other provision of the 1940 Act. As Applicant has noted above, the Commission has considerable latitude to issue exemptive orders under section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. Applicant believes that ETS may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. Applicant further believes that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual ETS, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicant hereby requests that this Application be granted.

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

     ETS of each Fund will be listed on an Exchange and will trade both on and away from the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order.27 The purchase and sale of the ETS in the secondary market, therefore, will neither be accomplished at an offering price described in the Prospectus, as required by section 22(d), nor made in cash at a price based on the current NAV next computed after receipt of an order, as required by rule 22c-1.

     Applicant believes that the concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the ETS of each Fund. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of investment company shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.28 Applicant believes that none of these purposes will be thwarted by permitting ETS to trade in the secondary market at negotiated prices.

27 Consistent with rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in ETS through the facilities of such Exchange.

28 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

     The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in ETS. Secondary market transactions in ETS would not cause dilution for owners of such shares, because such transactions do not directly involve Trust assets. Similarly, secondary market trading in ETS should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist for ETS during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.29

     With respect to the third possible purpose of section 22(d), Applicant believes that the proposed distribution system will be orderly. Anyone may sell or acquire ETS either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such ETS; therefore, no dealer should have an advantage over any other dealer in the sale of ETS. Indeed, Applicant believes that the presence of an Exchange Specialist will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., a responsibility to effect trades to alleviate temporary disparities in supply and demand for ETS of each Fund). Applicant also expects that Market Makers will actively compete as liquidity providers and provide a vibrant market in ETS on relevant Exchanges. In addition, secondary market transactions in ETS should generally occur at prices roughly equivalent to their NAV. If the prices for ETS of a particular Fund should fall below the proportionate NAV of the

29 This “discrimination” is no more “unjust” or a result of preferential treatment than the “discrimination” that occurs when one investor purchases shares of a mutual fund at a higher price on one day than another investor on a previous day as a result of an increase in the NAV of such shares of the mutual fund.

underlying assets of such Fund, an investor needs only to accumulate enough of such ETS to constitute a Creation Unit in order to redeem such ETS at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for ETS in the secondary market remains narrow.

     Applicant believes that the nature of the markets in the securities comprising each Underlying Index will be the primary determinant of any premiums or discounts between the ETS market price and NAV. Prices in the secondary market for ETS would, of course, fluctuate based upon the market’s assessments of price changes in the portfolio investments held by a Fund. An investor executing a trade in ETS would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such NAV before selling or purchasing. Applicant believes that this ability to execute a transaction in ETS at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETS in reliance on the efficiency of the market. Since the portfolio of each Fund will be managed passively to attempt to achieve its investment objective relative to its respective Underlying Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

     On the basis of the foregoing, Applicant believes (i) that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading ETS, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of section 1 of the 1940 Act. Accordingly, Applicant hereby requests that an order of exemption under section 6(c) be granted in respect of section 22(d) and rule 22c-1.

C. Exemption from the Provisions of Section 22(e)

     The Applicant seeks an Order of the Commission under section 6(c) of the 1940 Act granting an exemption from section 22(e) of the 1940 Act. Applicant acknowledges that no relief obtained from the requirements of section 22(e) will affect any obligations Applicant may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

     Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicant believes that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicant hereby requests relief from the requirement imposed by section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicant requests that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicant as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio

Investments of each such Foreign Fund customarily clear and settle. With respect to Future Funds that will be Foreign Funds, Applicant seeks the same relief from section 22(e) only to the extent that circumstances exist similar to those described herein.

     Based on information available to Applicant, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of section 22(e). Of course, it is possible that the proclamation of new or special holidays,30 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours31), the elimination of existing holidays or changes in local securities delivery practices,32 could affect the information set forth herein at some time in the future. The Fund’s Prospectus, and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

30 Applicant understands that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

31 A “typical informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

32 Applicant observes that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

     The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

     Applicant believes that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicant proposes that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). The Applicant suggests that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

     Applicant desires to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Investments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicant believes that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the ETS in the secondary market with benefits to all holders thereof. As noted above, Applicant intends to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Investments (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicant is not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

     If the requested relief is granted, Applicant intends to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicant believes that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicant asserts that the request for relief from the strict seven-day rule imposed by section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, Applicant believes that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

     Applicant notes that exemptive relief from section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

     On the basis of the foregoing, Applicant believes (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicant hereby respectfully requests that an order of exemption be granted under section 6(c) in respect of section 22(e).

D. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

     Applicant seeks an exemption from sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to sections 6(c) and 17(b) of the 1940 Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.” Section 17(a)(1) of the 1940 Act, in general, makes it unlawful for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person . . . acting as principal, [k]nowingly to sell any security . . . to such registered investment company or to any company controlled by such registered company [with certain exceptions not here relevant]

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person , . . . acting as principal, [k]nowingly to purchase from such registered investment company, or from any company controlled by such registered company, any security [with one exception not here relevant]

     An “affiliated person” of a fund, pursuant to section 2(a)(3)(A) of the 1940 Act, includes any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the fund’s outstanding voting securities and, pursuant to section 2(a)(3)(C), includes any person directly or indirectly controlling, controlled by, or under common control with the fund. Section 2(a)(9) of the 1940 Act provides that a control relationship will be presumed where one person owns 25% or more of another person’s voting securities. Section 2(a)(9) also defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

     The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity, controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

     Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicant is also requesting an exemption under section 6(c) of the 1940 Act as well.33

     One or more holders of Creation Units of a Fund could own more than 5% of a Fund, or in excess of 25% of the Fund, and would therefore be deemed to be an affiliate of such Fund under section 2(a)(3)(A) or section 2(a)(3)(C) of the 1940 Act. Also, the Exchange

33 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by section 17(a).

Specialist or Market Maker for ETS of any relevant Funds might accumulate, from time to time, more than 5%, or in excess of 25%, of ETS of one or more Funds. Such persons would therefore be deemed to be affiliates of the Trust or such Funds under section 2(a)(3) of the 1940 Act. For so long as such holders of Funds were deemed to be affiliates, section 17(a)(1) could be read to prohibit such person from making an In-Kind Payment for a Creation Unit (an “in-kind” purchase); likewise, section 17(a)(2) could be read to prohibit such persons from receiving an In-Kind Payment in connection with a redemption from such Fund. Applicant requests an exemption to permit In-Kind Payments by persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding ETS of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or, (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

     Applicant asserts that no useful purpose would be served by prohibiting these affiliated persons from making “in-kind” purchases or “in-kind” redemptions of ETS in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. All Creation Units will be issued and redeemed in the same manner, with Portfolio Securities deposited and redeemed approximately pro rata of a Fund’s holdings. There will be no discrimination among purchasers and redeemers. In all cases, the Deposit Securities and Redemption Securities, whether deposited into, or redeemed from, any Fund, will be valued in the same manner and according to the same standards, as those securities currently held by the relevant Fund for purposes of calculating NAV. Applicant submits that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of In-Kind Payments for redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions. Also, the valuation of In-Kind Payments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

     Applicant also notes that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore help the Fund to achieve its objectives. Applicant does not believe that In-Kind Payments for purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act. Applicant believes that In-Kind Payments for purchases and redemptions will be made on terms reasonable to Applicant and any affiliated persons because they will be valued pursuant to verifiable objective standards, and contributed and redeemed approximately on a pro rata basis.

     For the reasons set forth above, Applicant believes that (i) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E. Exemption from the Provisions of Section 12(d)(1) of the 1940 Act

     1. Section 12(d)(1)(A) and (B) and the Need for Relief for Acquiring Funds Pursuant to Section 12(d)(1)(J)

     Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

     The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(1)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.34

       Applicant submits that the proposed conditions to the Section 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicant also submits that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.35

     2. Concerns Underlying Section 12(d)(1)

     Congress enacted section 12(d)(1) (then section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.36 In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.37 As originally proposed, section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some

34 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

35 Id.

36 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

37 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.38

     Congress tightened section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).39 The Commission identified these abuses in its 1966 Report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”).40 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

     Applicant submits that the control concerns underlying original section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicant has proposed a number of conditions designed to address these concerns. As described further, in the next section of this Application, Applicant does not believe that the abuses identified above and in the PPI Report, are present in the proposed transactions in light of Applicant’s proposed conditions designed to address these concerns.

38 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

39 See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

40 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R, Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966).

a. Threat of Large-Scale Redemptions

     Applicant’s proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or Acquiring Fund’s Sub-adviser Group to control a Fund within the meaning of section 2(a)(9) of the 1940 Act. For purposes of this Application, the “Acquiring Fund’s Advisory Group” is defined as the Acquiring Fund Adviser, a Sponsor, any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by an Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor. For purposes of this Application, a “Sub-adviser Group” is defined as any Acquiring Fund Sub-adviser, any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser.

     Condition 8 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Funds or an a Fund Affiliate. An “Acquiring Fund Affiliate” is defined as an Acquiring Fund Adviser, Acquiring Fund Sub-adviser, Sponsor, promoter, or principal underwriter of an Acquiring Fund and any person controlling, controlled by, or under common control with any of those entities. A

“Fund Affiliate” is defined as an investment adviser, promoter and principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.

     Conditions 8, 9, 10, 12, 13, and 14 are specifically designed to address the potential for an Acquiring Fund and certain affiliates of an Acquiring Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of condition 13 of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee, or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee or Sponsor is an affiliated person (except that any person whose relationship to a Fund is covered by section 10(f) of the 1940 Act is not an Underwriting Affiliate). Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

b. Layering of Fees And Expenses

     The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund; (ii) fund holding companies subject their investors to two layers of advisory fees; and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.41

     Applicant submits that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the proposed arrangement.42

       Under condition 16, before approving any advisory contract under section 15 of the 1940 Act, the board of directors or trustees of any Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Acquiring Management Company.

     Also, in addition to condition 16 discussed above, conditions 11 and 17 of the requested order are designed to prevent unnecessary duplication or layering of sales loads and other costs. Except as provided in condition 11, an Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the 1940 Act) received by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor from the Funds, in connection with the investment by the Acquiring Management Company or Acquiring Trust in

41 PPI Report at 318-320.

42 However, Acquiring Funds may pay customary brokerage commissions on transactions in ETS, just as they would on purchases of individual securities in the secondary market.

the Funds. Condition 17 prevents any sales loads or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Conduct Rule 2830.

c. Complex Structures

     Applicant proposes that each Acquiring Fund will represent in the Participation Agreement that if it exceeds the 5% or 10% limitation of section 12(d)(1)(A)(ii) and (iii), it will disclose in its prospectus that it may invest in the Funds and disclose in “plain English” in its prospectus the unique characteristics of doing so, including but not limited to, the expense structure and any additional expenses of investing in the Funds. Each Acquiring Fund will also be required to represent in the Participation Agreement that it will comply with the disclosure requirements set forth in Investment Company Act Release No. 27399 (June 20, 2006).

     In addition, Applicant submits that condition 18 addresses concerns over meaninglessly complex arrangements. Under condition 18, no Fund may acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes. Applicant also notes that a Fund may choose to reject a direct purchase by an Acquiring Fund. To the extent that an Acquiring Fund purchases ETS of a Fund in the secondary market, the Fund would still retain its ability to reject purchases of its ETS made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Acquiring Fund in excess of the limits of section 12(d)(1)(A).

           3. Conditions and Disclosure

     To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a Participation Agreement between the Fund and the Acquiring Fund. The Participation Agreement will require the Acquiring Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

V. EXPRESS CONDITIONS TO THIS APPLICATION

     Applicant agrees that any order of the Commission granting the requested Relief will be subject to the following conditions:

     ETF Relief

     1. The Prospectus will clearly disclose that, for purposes of the 1940 Act, ETS are issued by the Funds and the acquisition of ETS by investment companies is subject to the restrictions of section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

     2. As long as the Trust operates in reliance on the requested Order, the ETS will be listed on an Exchange.

     3. Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. The Prospectus will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only.

     4. The Trust’s website, which will be publicly accessible at no charge, will contain the following information, on a per ETS basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

     5. The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Fund, if shorter); and (b) the following data, calculated on a per ETS basis for one, five and ten year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

     6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.

    Section 12(d)(1) Relief

     7. The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the 1940 Act. The members of the Sub-adviser Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory Group or Sub-adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Sub-adviser Group with respect to a Fund for which the Sub-adviser or a person controlling, controlled by, or under common control with the Sub-adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act.

     8. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or Fund Affiliate.

     9. The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or an Fund Affiliate in connection with any services or transactions.

     10. Once an investment by an Acquiring Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the 1940 Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by a Fund to the Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions (other than a redemption of a Fund’s ETF by the Acquiring Fund): (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

     11. An Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the 1940 Act) received from a Fund by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor by the Fund, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Fund. Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the

Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

     12. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

     13. The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Acquiring Fund in the ETS of the Fund exceeds the limit of section 12(d)(l)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

     14. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Fund exceeds the limits of section 12(d)(l)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

     15. Before investing in a Fund in excess of the limits in section 12(d)(1)(A), the Acquiring Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, and the trustee and Sponsor of an Acquiring Trust, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in ETS of a Fund in excess of the limit in section 12(d)(l)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

     16. Before approving any advisory contract under section 15 of the 1940 Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

     17. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Conduct Rule 2830.

     18. No Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in section 12(d)(1)(A)of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.

VI. NAME AND ADDRESS

All correspondence concerning this Application should be directed to the persons listed on the facing page of this Application. The following is the name and address of the Applicant.

FactorETF Trust
635 Westfield Avenue
Elizabeth, New Jersey 07208

Date: July 13, 2009

FactorETF Trust

/s/ Stuart J. Rosenthal
Stuart J. Rosenthal
President

EXHIBIT A

Fund	Objective	Index	Description

FactorETF 2x Value Factor	Seeks to track the performance	Factor Advisors 2x Value	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US value
	measures 200% of the daily		stocks over US growth stocks
excess return of US value
stocks over US growth stocks

FactorETF 2x Growth Factor	Seeks to track the performance	Factor Advisors 2x Growth	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US growth
	measures 200% of the daily		stocks over US value stocks
excess return of US growth
stocks over US value stocks

FactorETF 2x Small Factor	Seeks to track the performance	Factor Advisors 2x Small	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US small-
	measures 200% of the daily		capitalization stocks over US
	excess return of US small-		large-capitalization stocks
capitalization stocks over US
large-capitalization stocks

FactorETF 2x Large Factor	Seeks to track the performance	Factor Advisors 2x Large	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US large-
	measures 200% of the daily		capitalization stocks over US
	excess return of US large-		small-capitalization stocks
capitalization stocks over US
small-capitalization stocks

Fund	Objective	Index	Description

FactorETF 2x Momentum	Seeks to track the performance	Factor Advisors 2x Momentum	Measures 200% of the daily
Factor Shares	of a benchmark index that	Factor Index	excess return of well-
	measures 200% of the daily		performing US stocks over
	excess return of well-		poorly-performing US stocks
performing US stocks over
poorly-performing US stocks

FactorETF 2x Reversal Factor	Seeks to track the performance	Factor Advisors 2x Reversal	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of poorly-
	measures 200% of the daily		performing US stocks over
	excess return of poorly-		well-performing US stocks
performing US stocks over
well-performing US stocks

FactorETF 2x Non-US	Seeks to track the performance	Factor Advisors 2x Non-US	Measures 200% of the daily
Developed Factor Shares	of a benchmark index that	Developed Factor Index	excess return of US stocks over
	measures 200% of the daily		non-US developed market
	excess return of non-US		stocks
developed market stocks over
US stocks

FactorETF 2x US Developed	Seeks to track the performance	Factor Advisors 2x US	Measures 200% of the daily
Factor Shares	of a benchmark index that	Developed Factor Index	excess return of US stocks over
	measures 200% of the daily		non-US developed market
	excess return of US stocks over		stocks
non-US developed market
stocks

Fund	Objective	Index	Description

FactorETF 2x Emerging Factor	Seeks to track the performance	Factor Advisors 2x Emerging	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of emerging
	measures 200% of the daily		market stocks over US stocks
excess return of emerging
market stocks over US stocks

FactorETF 2x Non-Emerging	Seeks to track the performance	Factor Advisors 2x Non-	Measures 200% of the daily
Factor Shares	of a benchmark index that	Emerging Factor Index	excess return of US stocks over
	measures 200% of the daily		emerging market stocks
excess return of US stocks over
emerging market stocks

FactorETF 2x Financial Factor	Seeks to track the performance	Factor Advisors 2x Financial	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US Financial
	measures 200% of the daily		sector stocks over US stocks
excess return of US Financial
sector stocks over US stocks

FactorETF 2x Energy Factor	Seeks to track the performance	Factor Advisors 2x Energy	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US Energy
	measures 200% of the daily		sector stocks over US stocks
excess return of US Energy
sector stocks over US stocks

FactorETF 2x Technology	Seeks to track the performance	Factor Advisors 2x Technology	Measures 200% of the daily
Factor Shares	of a benchmark index that	Factor Index	excess return of US
	measures 200% of the daily		Technology sector stocks over
	excess return of US		US stocks
Technology sector stocks over
US stocks

Fund	Objective	Index	Description

FactorETF 2x REIT Factor	Seeks to track the performance	Factor Advisors 2x REIT	Measures 200% of the daily
Shares	of a benchmark index that	Factor Index	excess return of US REIT
	measures 200% of the daily		stocks over US stocks
excess return of US REIT
stocks over US stocks

FactorETF 2x Gold Factor	Seeks to track the performance	Factor Advisors 2x Gold Factor	Measures 200% of the daily
Shares	of a benchmark index that	Index	excess return of US Gold
	measures 200% of the daily		Mining stocks over US stocks
excess return of US Gold
Mining stocks over US stocks

FactorETF 2x Equity Premium	Seeks to track the performance	Factor Advisors 2x Equity	Measures 200% of the daily
Shares	of a benchmark index that	Premium Index	excess return of US stocks over
	measures 200% of the daily		US Government Bonds
excess return of US stocks over
US Government Bonds

FactorETF 2x Anti-Equity	Seeks to track the performance	Factor Advisors 2x Anti-Equity	Measures 200% of the daily
Premium Shares	of a benchmark index that	Premium Index	excess return of US
	measures 200% of the daily		Government Bonds over US
	excess return of US		stocks
Government Bonds over US
stocks

FactorETF 2x Steepening Yield	Seeks to track the performance	Factor Advisors 2x Steepening	Measures 200% of the daily
Curve Factor Shares	of a benchmark index that	Yield Curve Index	excess return of short duration
	measures 200% of the daily		US Government Bonds over
	excess return of short duration		long duration US Government
	US Government Bonds over		Bonds
long duration US Government

Fund	Objective	Index	Description

Bonds

FactorETF 2x Flattening Yield	Seeks to track the performance	Factor Advisors 2x Flattening	Measures 200% of the daily
Curve Factor Shares	of a benchmark index that	Yield Curve Index	excess return of long duration
	measures 200% of the daily		US Government Bonds over
	excess return of long duration		short duration US Government
	US Government Bonds over		Bonds
short duration US Government
Bonds

FactorETF 2x Falling Credit	Seeks to track the performance	Factor Advisors 2x Falling	Measures 200% of the daily
Spread Factor Shares	of a benchmark index that	Credit Spread Index	excess return of US Corporate
	measures 200% of the daily		Bonds over US Government
	excess return of US Corporate		Bonds
Bonds over US Government
Bonds

FactorETF 2x Rising Credit	Seeks to track the performance	Factor Advisors 2x Rising	Measures 200% of the daily
Spread Factor Shares	of a benchmark index that	Credit Spread Index	excess return of US
	measures 200% of the daily		Government Bonds over US
	excess return of US		Corporate Bonds
Government Bonds over US
Corporate Bonds

FactorETF 2x Falling Inflation	Seeks to track the performance	Factor Advisors 2x Falling	Measures 200% of the daily
Factor Shares	of a benchmark index that	Inflation Factor Index	excess return of nominal US
	measures 200% of the daily		Government Bonds over US
	excess return of nominal US		Inflation-Indexed Bonds
Government Bonds over US
Inflation-Indexed Bonds

Fund	Objective	Index	Description

FactorETF 2x Rising Inflation	Seeks to track the performance	Factor Advisors 2x Rising	Measures 200% of the daily
Factor Shares	of a benchmark index that	Inflation Factor Index	excess return of US Inflation-
	measures 200% of the daily		Indexed Bonds over nominal
	excess return of US Inflation-		US Government Bonds
Indexed Bonds over nominal
US Government Bonds

FactorETF Trust CERTIFICATE

I hereby certify that:

(1) I am the President of FactorETF Trust; (2) the following is a true and complete copy of resolutions duly adopted by written consent of the Trustees of the Trust; and (3) said resolutions regarding an exemptive order application to be filed with the U.S. Securities and Exchange Commission remain in full force and effect as the date hereof:

RESOLVED, that it be, and it hereby is, approved for the Trust to file an application for an order of the SEC, under Section 6(c) of the 1940 Act, for an exemption:

(1) From Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 thereunder;

(2) Under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act; and

(3) Under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit;

(a) each of the Trust’s Series (collectively referred to as “Funds”) to issue their shares (“Shares”) with limited redeemability;

(b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, such as the American Stock Exchange and the New York Stock Exchange, and a national securities association on or through which the Shares of the Funds may trade, such as The Nasdaq Stock Market, Inc.;

(c) dealers to sell such Shares to secondary market purchasers unaccompanied by a statutory prospectus (“Prospectus”) when Prospectus delivery is not required by the Securities Act of 1933, as amended;

(d) relief from the seven calendar day redemption requirement for certain Funds under specified limited circumstances;

(e) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of shares of such Funds;

(f) management investment companies and unit investment trusts that are not advised by Factor Advisors, LLC (“Factor Advisors”) or an entity controlling, controlled by or under common control with Factor Advisors, and not part of the same “group of investment companies” as the Funds (such management companies and unit investment trusts are collectively referred to herein as the “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and

(g) each Fund and/or a broker to sell Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

(h) such other relief as the officers of the Trust, in consultation with Trust counsel, deem necessary, desirable or appropriate; and it is

FURTHER RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and to file any and all amendments to the Application as may be necessary or appropriate; and it is

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of July, 2009.

/s/ Stuart J. Rosenthal Stuart J. Rosenthal President

Verification

     The undersigned states that (i) he has duly executed the attached Application, dated July 13, 2009, for and on behalf of FactorETF Trust; (ii) that he is President of the Trust; and (iii) all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

FactorETF Trust

By: /s/ Stuart J. Rosenthal
Stuart J. Rosenthal
President